The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com	[THOMSON LOGO]

News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports First-Quarter 2005 Results
Revenues rose 10%, operating profit climbed 16%, and earnings doubled from year-ago period

Annual dividend increased $0.04 per share

STAMFORD, Conn., April 26, 2005 – The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world’s leading information services providers, today reported strong financial results for the first quarter ended March 31, 2005.

Revenues rose 10% to $1.85 billion in the first quarter as a result of growth in existing businesses, strong contributions from acquisitions made in 2004 and favorable currency translation.

Earnings for the quarter were $0.11 per share compared to $0.05 per share in the first quarter of 2004. After adjusting for discontinued operations and the normalization of the quarterly effective tax rate, underlying earnings were $0.08 per share in 2005 compared to $0.04 per share in the previous-year period.

“We are very pleased to report a strong start to the year,” said Richard J. Harrington, president and CEO of Thomson. “Thomson experienced solid revenue and operating profit improvement within each market group. And, while the first quarter is the smallest of the year for Thomson, we are confident we are on track once again to achieve our long-term objectives of 7 to 9 percent annual revenue growth, higher margins and strong free cash flow.

“Our strategy of providing comprehensive information solutions continues to build momentum. All of our solutions integrate a broad range of data and content from Thomson, which is enhanced with powerful search tools and integrated into a single solution that professionals can personalize to suit their needs.

“In addition, we are pleased with the performance of the acquisitions we made in 2004, all of which contributed to our positive results in the quarter. TradeWeb, for example, the leading network of online fixed-income markets, continued to expand into new asset classes and has exhibited strong growth since its acquisition.

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Thomson Reports First-Quarter 2005 Results
April 26, 2005

“We also remain confident in our continuing ability to generate strong free cash flow, as evidenced by our announcement this morning to increase our dividend $0.04 per share on an annual basis,” Mr. Harrington said.

Consolidated First-Quarter Financial Highlights:

The first quarter is historically the smallest quarter of the year in terms of revenues, operating profit, earnings and free cash flow generation as a result of the seasonality of certain businesses, primarily higher education.

•	Revenues increased 10% to $1.85 billion in the first quarter of 2005 as a result of core growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 9% in the quarter.

•	Operating profit increased 16% to $113 million, driven by the strong improvements in all market groups. Operating margin increased 30 basis points to 6.1% in the first quarter of 2005 from 5.8% in 2004.

•	Earnings attributable to common shares were $72 million, or $0.11 per share, in the first quarter of 2005 compared to $36 million, or $0.05 per share, in the same quarter of 2004. After adjusting for discontinued operations, the normalization of the quarterly effective tax rate to reflect expected full-year effective tax rate, and one-time items, underlying earnings were $51 million, or $0.08 per share, for the first quarter this year compared with $23 million, or $0.04 per share, in the first quarter of 2004.

•	Free cash flow was $143 million versus $157 million in 2004 due to timing of working capital and a $32 million tax-related receipt in the first quarter of last year.

Market Group First-Quarter Highlights:
Legal & Regulatory

•	Revenues increased 6% in the first quarter of 2005 to $786 million and adjusted operating profit grew 10% to $181 million.

•	Revenue growth in the quarter was largely driven by strong growth of online legal and tax products as well as software and services, including Westlaw, Checkpoint and Findlaw. In particular, North American Westlaw revenue experienced growth in all of its major market segments: law firm, government, corporate and academic.

•	Revenue increases in the quarter were partially offset by a slight decline in print and CD sales.

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Thomson Reports First-Quarter 2005 Results
April 26, 2005

Learning

•	Revenues in the first quarter of 2005 were $383 million, a 9% increase over the prior-year period.

•	Revenue growth in the first quarter of 2005 was the result of strong performance in the global higher education markets, acquisitions (including Capstar and KnowledgeNet), and currency translation.

•	The adjusted operating loss for the quarter was $50 million, compared to a loss of $54 million in the first quarter of 2004. Learning’s first-quarter results are not indicative of its anticipated performance for the full year, due to the seasonal nature of the academic business, in which most of the revenues and profits are realized in the second half of the year.

Financial

•	Revenues increased 17% in the first quarter of 2005 to $458 million, and adjusted operating profit increased 18% to $65 million.

•	While revenue growth in the quarter was due largely to acquisitions, Thomson Financial also experienced its fourth consecutive quarter of organic growth, reflecting continued momentum in the business. Organic revenue was driven by higher transaction volume within transaction-based businesses and growth in demand for Thomson ONE workstations. Thomson ONE workstations increased 9% since the beginning of 2005, due to user migration from legacy products and new client wins.

Scientific & Healthcare

•	Revenues in the first quarter of 2005 were $228 million, up 13% from 2004, and adjusted operating profit increased 56% to $28 million.

•	Revenue growth in the quarter was driven by acquisitions, particularly IHI, and also reflected increased customer spending for healthcare decision support products, as well as increased subscriptions for ISI Web of Science, Web of Knowledge and Micromedex. Revenues were offset by unfavorable timing of medical education and custom project revenues in healthcare.

Dividend Increase

The Board of Directors today announced an increase in the company’s common share dividend of $0.04 per share, on an annualized basis, to $0.80 per share. The new quarterly dividend rate of $0.20 per share is payable on June 15, 2005 to common shareholders of record as of May 19, 2005.

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Thomson Reports First-Quarter 2005 Results
April 26, 2005

2005 Financial Outlook

Thomson continues to expect full-year 2005 revenue growth to be in line with the Corporation’s long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2005 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

Operating profit margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

Thomson also expects to continue to generate strong free cash flow in 2005.

Normal Course Issuer Bid

The Board of Directors of Thomson approved the filing of a normal course issuer bid. Pursuant to this filing, Thomson may acquire up to 15 million of its common shares (representing approximately 2.3% of its issued and outstanding shares) in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. As of April 25, 2005, Thomson had 655,370,202 common shares issued and outstanding. Purchases may commence on May 5, 2005 and would terminate no later than May 4, 2006. Decisions regarding the timing of repurchases would be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time and may also seek renewal of the program. Shares repurchased under the program will be cancelled.

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Thomson Reports First-Quarter 2005 Results
April 26, 2005

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of first-quarter results beginning at 11:00 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the “Investor Relations” link located at the top of the page.

Note: The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. Adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation’s and its segments’ performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. Adjusted operating profit is defined as operating profit before amortization of intangible assets. We use this measure because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our businesses. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations does not represent actual earnings per share attributable to shareholders.

The Corporation is no longer reporting adjusted EBITDA but will continue to report depreciation expense for each of its market groups, as set forth in the attached tables. Segmented results now include the results of all operations. Previously, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Results for the first quarter of 2004 were reclassified to present disposals within the appropriate market group.

This news release, in particular the sections under the headings “2005 Financial Outlook” and “Normal Course Issuer Bid,” include forward-looking statements, such as the Corporation’s expectations and intentions regarding its full-year financial results and the share repurchase program, that are based on certain assumptions and reflect the Corporation’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. For the share repurchase program, these factors include the market price of the common shares, general business and market conditions and management’s determination of alternative needs and uses of the Corporation’s cash resources. Some of the other factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers’ needs, attract new customers or expand into new geographic markets; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of our goodwill and identifiable intangible assets. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2004. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports First-Quarter 2005 Results
April 26, 2005

Consolidated Statement of Earnings
(millions of US dollars, except per common share data)
(unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues	1,850	1,682
Cost of sales, selling, marketing, general and administrative expenses	(1,511)	(1,375)
Depreciation	(144)	(140)
Amortization	(82)	(70)

Operating profit	113	97
Net other income	1	—
Net interest expense and other financing costs	(54)	(61)
Income taxes	8	6
Equity in net earnings (losses) of associates, net of tax	1	(1)

Earnings from continuing operations	69	41
Earnings from discontinued operations, net of tax	4	(4)

Net earnings	73	37
Dividends declared on preference shares	(1)	(1)
Earnings attributable to common shares	72	36

Basic and diluted earnings per common share	$0.11	$0.05

Basic weighted average common shares	655,764,416	655,036,656
Diluted weighted average common shares	656,388,655	655,543,697
Supplemental earnings information:

Earnings attributable to common shares, as above	72	36
Adjustments:
One time items:
Net other income	(1)	—
Interim period effective tax rate normalization (1)	(16)	(17)
Discontinued operations	(4)	4

Adjusted earnings from continuing operations	51	23

Adjusted basic and diluted earnings per common share	$0.08	$0.04

(1)	Adjustment to reflect income taxes based on the estimated full year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group’s jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reports First-Quarter 2005 Results
April 26, 2005

Consolidated Balance Sheet
(millions of US dollars)

	March 31, 2005	December 31,
		2004
	(unaudited)
Assets
Cash and cash equivalents	327	405
Accounts receivable, net of allowances	1,362	1,648
Inventories	329	312
Prepaid expenses and other current assets	332	313
Deferred income taxes	214	214
Current assets	2,564	2,892
Property and equipment	1,589	1,624
Identifiable intangible assets	4,683	4,721
Goodwill	9,080	9,119
Other non-current assets	1,263	1,287
Total assets	19,179	19,643

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	196	7
Accounts payable and accruals	1,266	1,738
Deferred revenue	1,125	1,043
Current portion of long-term debt	219	295
Current liabilities	2,806	3,083
Long-term debt	3,979	4,013
Other non-current liabilities	980	1,015
Deferred income taxes	1,563	1,570
Total liabilities	9,328	9,681
Shareholders’ equity
Capital	2,709	2,696
Cumulative translation adjustment	387	458
Retained earnings	6,755	6,808

Total shareholders’ equity	9,851	9,962

Total liabilities and shareholders’ equity	19,179	19,643

Thomson Reports First-Quarter 2005 Results
April 26, 2005

Consolidated Statement of Cash Flow
(millions of US dollars)
(unaudited)

	Three Months Ended March 31,
	2005	2004
Cash provided by (used in):
Operating activities

Net earnings	73	37
Remove earnings from discontinued operations	(4)	4
Add back (deduct) items not involving cash:
Depreciation	144	140
Amortization	82	70
Net gains on disposals of businesses and investments	(1)	—
Deferred income taxes	(7)	(24)
Equity in net (earnings) losses of associates, net of tax	(1)	1
Other, net	50	48
Changes in working capital and other items	(73)	1
Cash provided by operating activities – discontinued operations	—	13

Net cash provided by operating activities	263	290
Investing activities

Acquisitions of businesses and investments	(70)	(200)
Proceeds from disposals of businesses and investments	1	1
Additions to property and equipment, less proceeds from disposals	(114)	(117)
Other investing activities	(5)	(14)
Additions to property and equipment of discontinued operations	—	(1)
Proceeds from disposals of discontinued operations, net of income taxes paid	(105)	112
Cash used in other investing activities – discontinued operations	—	(5)

Net cash used in investing activities	(293)	(224)
Financing activities

Repayments of debt	(125)	—
Net borrowings (repayments) under short-term loan facilities	199	(82)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(122)	(118)
Other financing activities, net	4	1

Net cash used in financing activities	(45)	(200)

	(75)	(134)
Translation adjustments	(3)	—

Decrease in cash and cash equivalents	(78)	(134)
Cash and cash equivalents at beginning of period	405	683
Cash and cash equivalents at end of period	327	549

Supplemental cash flow information and reconciliation of free cash flow:

Net cash provided by operating activities, as above	263	290
Additions to property and equipment, as above	(114)	(117)
Other investing activities, net, as above	(5)	(14)
Additions to property and equipment of discontinued operations, as above	—	(1)
Dividends paid on preference shares, as above	(1)	(1)

Free cash flow	143	157

Thomson Reports First-Quarter 2005 Results
April 26, 2005

Business Segment Information *
(millions of US dollars)
(unaudited)

	Three Months Ended March 31,
	2005	2004	Change
Revenues:
Legal & Regulatory	786	743	6%
Learning	383	351	9%
Financial	458	391	17%
Scientific & Healthcare	228	202	13%
Intercompany eliminations	(5)	(5)

Total revenues	1,850	1,682	10%

Operating profit:
Adjusted operating profit by segment (1)
Legal & Regulatory	181	165	10%
Learning	(50)	(54)	7%
Financial	65	55	18%
Scientific & Healthcare	28	18	56%
Corporate and other (2)	(29)	(17)

Total adjusted operating profit	195	167	17%
Amortization	(82)	(70)

Operating profit	113	97	16%

*Notes to business segment information for continuing operations
(1) Please see reconciliations to GAAP measures in the following tables.

(2)	“Corporate and other” includes corporate costs and costs associated with the Corporation’s stock-based compensation expense.

Detail of depreciation by segment:

	Three months ended
	March 31,
	2005	2004
Legal & Regulatory	48	47
Learning	37	38
Financial	46	43
Scientific & Healthcare	10	8
Corporate and other	3	4

	144	140

Thomson Reports First-Quarter 2005 Results
April 26, 2005

reconciliation of adjusted operating profit to operating profit
(millions of US dollars)
(unaudited)

For the Three Months Ended March 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific &	Corporate and Other	Total
				Healthcare
Adjusted operating profit	181	(50)	65	28	(29)	195
Less: Amortization	(27)	(17)	(22)	(16)	—	(82)

Operating profit	154	(67)	43	12	(29)	113

For the Three Months Ended March 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific &	Corporate and Other	Total
				Healthcare
Adjusted operating profit	165	(54)	55	18	(17)	167
Less: Amortization	(26)	(18)	(17)	(9)	—	(70)

Operating profit	139	(72)	38	9	(17)	97

reconciliation of adjusted operating profit margin to operating profit margin
(as a percentage of revenue)
(unaudited)

For the Three Months Ended March 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific &	Total
				Healthcare
Adjusted operating profit	23.0%	(13.1%)	14.2%	12.3%	10.5%
Less: Amortization	(3.4%)	(4.4%)	(4.8%)	(7.0%)	(4.4%)

Operating profit	19.6%	(17.5%)	9.4%	5.3%	6.1%

For the Three Months Ended March 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific &	Total
				Healthcare
Adjusted operating profit	22.2%	(15.4%)	14.1%	8.9%	9.9%
Less: Amortization	(3.5%)	(5.1%)	(4.4%)	(4.4%)	(4.1%)

Operating profit	18.7%	(20.5%)	9.7%	4.5%	5.8%